Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 6, 2021

Jane Park

Jeffrey Gabor

Franklin Wyman

Kevin Vaughn

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvalent, Inc.

Draft Registration Statement on Form S-1

Submitted May 28, 2021

CIK No. 0001861560

Dear Ms. Park:

On behalf of our client, Nuvalent, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated June 25, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing a revised S-1 Registration Statement (the “S-1 Registration Statement”) together with this response letter. The S-1 Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the S-1 Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the S-1 Registration Statement.

Draft Registration Statement on Form S-1 submitted May 28, 2021

Overview, page 1

1.	Please revise this opening paragraph to explain that your operations are preclinical.

RESPONSE: The Company respectfully advises the Staff that it has revised the opening paragraph on page 1 of the S-1 Registration Statement in response to the Staff’s comment to clarify that the Company’s operations are preclinical.

2.

Please clarify the meaning and significance of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain the meaning of kinase targets, ROS1-positive and ALK- positive cancers, brain metastasis, as well as the significance of optimizing brain penetrance and solvent-front mutations.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure beginning on page 1 of the S-1 Registration Statement and elsewhere to clarify the meaning and significance of scientific or technical terms the first time they are used, including kinase targets, ROS1-positive and ALK-positive cancers, brain metastasis, as well as the significance of optimizing brain penetrance and solvent-front mutations in response to the Staff’s comment.

3.

We refer to your disclosure that your therapeutic programs are focused on certain clinically proven kinase targets. Please revise to clarify that such kinase targets have been developed and clinically proven by third parties, and to the extent known, please identify such third parties.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 4 and 122 of the S-1 Registration Statement to clarify that the certain clinically proven kinase targets that the Company is focused on have been developed and clinically proven by third parties, and have identified Novartis, Roche, Takeda and Pfizer as the third parties who have developed and clinically proven such kinase targets.

4.

Please remove all references to “Phase 1/2” clinical trials throughout the prospectus and instead reference either phase 1, 2, or 3 distinctly or tell us the basis for your belief that have been approved to conduct a Phase 1/2 trial.

RESPONSE: The Company respectfully advises the Staff that it believes “Phase 1/2” is an appropriate description for its planned clinical trials. In connection with the Company’s lead product candidate, NVL-520, the Company has held a pre-IND meeting with the U.S. Food and Drug Administration (“ FDA”) and has submitted the related IND for its planned first-in-human clinical trial. As part of these interactions and submissions, the Company identified its planned first-in-human clinical trial as the “Phase 1/2 Study of the Highly Selective ROS1 Inhibitor NVL-520 in Patients with Advanced Non-Small Cell Lung Cancer (NSCLC) and Other Solid Tumors” for which no FDA comment was received, and the full protocol has since also been submitted under the same title.

The proposed Phase 1/2 trial protocol for NVL-520, includes two portions: a Phase 1 dose escalation portion and a Phase 2 dose expansion portion, each with distinct objectives and endpoints as defined in the protocol. The Phase 1 dose escalation portion is designed to evaluate safety and tolerability of NVL-520. Consistent with a Phase 1 trial, the Company plans to conduct an End of Phase 1 meeting with the FDA and, subject to feedback from the FDA, the trial has the potential to transition directly into the Phase 2 portion once a safe and tolerable dose is determined as the recommended Phase 2 dose and without the need for a separate IND submission or protocol. The Phase 2 portion is designed as an efficacy evaluation of anti-tumor activity, as measured by overall response rate, duration of response, progression-free survival per iRECIST, and overall survival, consistent with a Phase 2 trial. Both the Phase 1 and Phase 2 portions of the trial are expected to enroll patients with ROS1-positive NSCLC and other advanced solid tumors. If the results of the trial are positive and subject to feedback from the FDA, the Company intends to submit a New Drug Application to the FDA for NVL-520 utilizing the data from the Phase 1/2 trial in primary support of a potential marketing approval. Unlike with NVL-520, the Company has not yet discussed with or received feedback from the FDA regarding its planned trial design for its second lead program, NVL-655. The Company respectfully advises that Staff that it has revised the disclosure throughout the S-1 Registration Statement regarding its planned clinical development for NVL-655 to indicate that, subject to discussions with and feedback from the FDA, the Company plans to design its clinical trial as a Phase 1/2 trial similar to that of NVL-520.

Further, the Company has added disclosure throughout the S-1 Registration Statement to clarify the intended meaning of the term “Phase 1/2” as a combined clinical trial protocol, where a Phase 1 dose escalation portion has the potential to transition directly into a Phase 2 dose expansion portion once a safe and tolerable dose is determined as the recommended Phase 2 dose. The Company has also added disclosure throughout the S-1 Registration Statement to clarify that the planned trial initiation dates refer to the initiation of the Phase 1 portion of the planned Phase 1/2 trial. Finally, the Company has also added disclosure in the Government Regulation section to explain that when conducted in disease-affected patients and including an endpoint of early activity or efficacy, human clinical trials may be combined as a Phase 1/2 trial, comprising a Phase 1 portion and a Phase 2 portion.

5.

We note your statement on pages 3, 118, 130 and elsewhere in the prospectus that your lead product candidates are “potential best-in-class product candidate[s].” The term “best- in-class” suggests that the product candidates are effective and likely to be approved as a therapy for the treatment of NSCLC and other advanced cancers. Given the early stage of development of NVL-520 and NVL-655, it is not appropriate to suggest that this product is likely to be effective or receive regulatory approval. Please delete these references throughout your registration statement.

RESPONSE: The Company respectfully advises the Staff that it has deleted all references to “best- in-class” throughout the S-1 Registration Statement in response to the Staff’s comment.

Our pipeline of novel, highly selective kinase inhibitor product candidates, page 3

6.	Please revise your pipeline table on pages 3 and 117 to include separate columns for Phase 2 and 3 trials.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 3 and 122 of the S-1 Registration Statement in response to the Staff’s comment to create separate columns for Phase 2 and Phase 3 trials.

Our team, page 4

7.

We note that you identify certain entities as investors in your company on page 5; however, some do not appear to be among your principal stockholders as disclosed on page 196. If material, please expand your disclosure to describe the nature of each named entity’s investment in you and explain to us why including this information is appropriate. Please also explain in your response your plans to update investors about any changes these entities make with respect to their investments in the company.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 5 and 124 of the S-1 Registration Statement to remove the identity of investors who are not principal stockholders of the Company.

Our Strategy, page 5

8.

We note your disclosure under the first bullet point on pages 5 and 120 that you plan to “rapidly advance” your two lead product candidates (NVL-520 and NVL-655) through clinical development and regulatory approval. Please revise these statements and any similar disclosure to remove any implication that you will be successful in advancing your product candidates in a rapid or accelerated manner as such statements are speculative.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 6 and 121, and throughout the S-1 Registration Statement in response to the Staff’s comment to remove references to rapidly advancing its product candidates.

Risks associated with our business, page 6

9.

Please add a bullet highlighting the risks related to the concentration of ownership of your common stock, as discussed on page 81. Please include in this bullet and in the corresponding risk factor beginning on page 81 a discussion of the number of your executive officers and directors who are affiliated with your principal stockholders.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 7 and 84 of the S-1 Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 92

10.	Please revise your disclosure to indicate how far the proceeds from the offering will allow you to proceed with continued development of each program referenced.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 10-11 and 95 of the S-1 Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical accounting policies and significant judgments and estimates

Stock-based compensation, page 112

11.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will facilitate our review of your accounting for stock compensation and beneficial conversion features. Please discuss with the Staff how to submit your response.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Our solution: NVL-520, a ROS1-selective inhibitor, page 129

12.

On page 129 and elsewhere you discuss your observation of NVL-520 to be a “potent, highly selective, and brain-penetrant ROS1 inhibitor.” As safety and efficacy determinations are solely within the FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any similar references in your prospectus. You may present objective data resulting from your pre-clinical trials without including conclusions related to efficacy.

RESPONSE: The Company respectfully advises the Staff that it has added supplemental disclosure on pages 133 and 144 of the S-1 Registration Statement to clarify that the term potency as used in the S-1 Registration Statement refers to the amount of drug required to produce a pharmacological effect of given intensity, is not a measure of therapeutic efficacy, and that all statements of the potency, selectivity, and brain penetrance of product candidates in the S-1 Registration Statement have been based on preclinical in vitro or in vivo studies that are described within the S-1 Registration Statement and that are the Company’s observations of such studies rather than assertions of such characteristics.

The Company respectfully advises the Staff that “potency,” “selectivity”, and “brain penetrance” are terms that characterize the behavior of a drug in a model system such as a cell line, animal, or human, and are not measures of “safety” or “efficacy” which judge the therapeutic tolerability and efficacy in humans. In addition, the Company believes it is appropriate to characterize the potency, selectivity, and brain penetrance of product candidates in preclinical models in order to inform the clinical dose range to be tested and the patient population that the product candidate is most likely to benefit prior to first in human testing.

Potency is a characterization of the activity of a drug in terms of the concentration or amount of the drug required to produce a defined pharmacological effect. The Company believes the description of the potency of its product candidates is material information to investors, as their relatively high potency against both the wild-type kinase and resistance variants as compared to their relatively low potency against off-targets such as TRKB is one of the key differentiators that the Company believes will potentially allow its product candidates to be highly selective. Preclinical data in support of the description of NVL-520 as a “potent” ROS1 inhibitor is shown in Figures 6-7, where the Company observed single nanomolar IC50 against both wild-type ROS1 and ROS1 resistance variants. Preclinical data in support of the description of NVL-655 as a “potent” ALK inhibitor is shown in Figures 15-16, where the Company observed single nanomolar IC50 against both wild-type ALK and ALK resistance variants.

Selectivity is a characterization of the pharmacodynamic properties of a drug in terms of identifying the targets that it is likely to engage. The Company believes the description of the selectivity of its product candidates is material information to investors, as selectivity against off-target kinases such as TRKB is one of the key differentiators that the Company believes will potentially enable its product candidates to minimize off-target toxicities, such as the CNS adverse events observed with brain-penetrant TRK inhibitors. Preclinical data in support of the description of NVL-520 as a “selective” ROS1 inhibitor is shown in Figures 8-9, where the Company observed relative selectivity of over 50 fold for wild-type ROS1 over 328 other kinase targets, and in particular 69 to 210 fold higher relative selectivity for ROS1 variants over TRKB with NVL-520. Preclinical data in support of the description of NVL-655 as a “potent” ALK inhibitor is shown in Figures 17-18, where the Company observed relative selectivity of over 50 fold for wild-type ALK over 323 other kinase targets, and in particular 50 to 467 fold higher relative selectivity for ALK variants over TRKB with NVL-655.

Brain penetrance is a characterization of the physical-chemical properties of a drug in terms of its ability to cross the blood-brain-barrier. The Company believes the description of the brain penetrance of the Company’s product candidates, NVL-520 and NVL-655, is material information to investors, as up to 40% of ROS1-positive or ALK-positive NSCLC patients present with brain metastases, which require a brain penetrant compound to treat. Preclinical data in support of the description of NVL-520 as a “brain penetrant” ROS1 inhibitor is shown in Figure 10, where the Company observed similar preclinical brain penetrance of NVL-520 as seen with lorlatinib, which is known to be a clinically CNS-active drug. Preclinical data in support of the description of NVL-655 as “brain penetrant” is shown in Figure 19, where the Company observed similar preclinical brain penetrance of NVL-655 to the preclinical brain penetrance observed with lorlatinib, which is known to be a clinically CNS-active drug.

13.

We note your comparison of NVL-520 and NVL-655 to other inhibitors on pages 130 and 140. As you have not conducted head-to-head clinical trials, please tell us why you believe it is appropriate to include these comparisons. Include in your response whether you expect to be able to rely on this data to support an application for marketing approval from the FDA or comparable regulatory body for commercialization of NVL-520 and NVL-655.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has added disclosure throughout the S-1 Registration Statement to highlight that any comparative information that is presented is based on preclinical studies of the currently approved and investigational therapies under the same study conditions, that no head-to-head clinical trials have been conducted for the currently approved and investigational therapies versus NVL-520 or NVL-655 nor have any clinical trials been conducted for NVL-520 or NVL-655.

The Company respectfully advises the Staff that it believes it is appropriate to include comparisons of NVL-520 and NVL-655 to other inhibitors. The tables on pages 136 and 146 summarize the Company’s observations of preclinical studies conducted by the Company or on its behalf, where the listed compounds were tested in the same experiments and under the same conditions with NVL-520 or NVL-655, respectively. Because NVL-520 and NVL-655 are specifically designed to address the limitations of currently available inhibitors, the Company believes that the inclusion of these preclinical observations is directly relevant to evaluation of these product candidates by potential investors.

To characterize the preclinical activity of the listed compounds against their wild-type or resistance variant targets, the Company conducted preclinical experiments to measure the potency of each listed compound in in vitro cell viability assays against each target of interest.

To characterize the preclinical ability of the various compounds to spare TRK, the Company conducted preclinical experiments to measure the relative potency of each listed compound for its primary development target compared to its potency for TRKB in in vitro assays. Potency in these in vitro assays refers to the amount of drug required to produce a pharmacological effect of given intensity as described by the demonstrated IC50, or the concentration of drug required for 50% inhibition of cell viability, and is not a measure of therapeutic efficacy. The CNS activity of NVL-520 and NVL-655 was characterized based on preclinical in vitro and in vivo experiments run by or on behalf of the Company, as indicated in the table. Where indicated in the table, characterizations for CNS activity for the other approved or investigational agents are summarized as they appear in the FDA approved prescribing information or as they were reported by the sponsor of the investigational agent in clinical trials. The preclinical experiments for which the observations are summarized on pages 136 and 146 are described in the preclinical results discussions in the S-1 Registration Statement.

The preclinical data described under the heading “Preclinical results” for NVL-520 beginning on page 134 were included in the Company’s IND for NVL-520 submitted with the FDA as support for initiating clinical studies in humans, including for patients with ROS1-positive NSCLC and other advanced solid tumors. The preclinical data for NVL-655 is similarly expected to be included in the planned IND submission for NVL-655 as support for initiating clinical studies, including patients with ALK-positive NSCLC and other advanced cancers. The Company expects to include the preclinical data in any NDA submission for potential marketing approval for NVL-520 or NVL-655, but notes that any NDA submission will also include clinical data generated from the Company’s planned trials as described under the heading “Clinical development plan” for each product candidate in the S-1 Registration Statement.

Preclinical results, page 130

14.

For each of the preclinical trials discussed in this section and your preclinical results discussion starting on page 140, please revise to clarify scope, size, and design; whether the studies were powered to show statistical significance; and revise your characterizations of the pre-clinical trials to discuss the data, rather than drawing conclusions from the results. Please also explain the different color coding used in Figure 7, as well as Figure 15 and Figure 16.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure throughout the preclinical results discussion of the S-1 Registration Statement in response to the Staff’s comment to include additional details regarding the preclinical studies, including their experimental design, how the results were measured, and whether the studies were powered to show statistical significance. Language has been revised or removed throughout the preclinical results discussion to discuss the data rather than draw conclusions from the results. In addition, the Company has added a key to the color coding used in the captions for Figures 6, 7, 15, and 16.

Competitors, page 147

15.

We refer to your disclosure on page 148 that there are no approved therapies for second- line treatment of ROS1-positive NSCLC and that your NVL-520 product candidate has a differentiated profile compared to TRK treatments. Please expand your disclosure to discuss how your NVL-520 is differentiated from other first-line treatments that do not appear to be TRK-based, such as crizotinib and entrectinib.

RESPONSE: The Company respectfully advises the Staff that it has expanded the disclosure on pages 153 and 154 of the S-1 Registration Statement to discuss how NVL-520 is differentiated from other first-line treatments that do not appear to be TRK-based, such as crizotinib and entrectinib.

16.

You disclose on page 149 that while there are five currently approved ALK inhibitors for the treatment of NSCLC, none have been approved for third-line treatment for NSCLC. Please clarify if any ALK inhibitors have been approved as second-line treatments and also expand your disclosure, where applicable, relating to the differences in the first, second and third-line treatments and the criteria used in their approval process.

RESPONSE: The Company respectfully advises the Staff that it has clarified the disclosure on page 154 of the S-1 Registration Statement to identify which ALK inhibitors have been approved by the FDA, noting that such approvals are agnostic as to the line of therapy. The Company has also expanded the disclosure on page 154 of the S-1 Registration Statement to discuss the criteria used in their approval process.

Intellectual Property, page 149

17.	Please disclose the expected expiration and applicable jurisdiction of the patent applications for your ROS1, ALK and ErbB programs.

RESPONSE: The Company respectfully advises the Staff that it has expanded the disclosure on page 157 of the S-1 Registration Statement in response to the Staff’s comment to disclose the expected expiration and applicable jurisdiction of the patent applications for its ROS1, ALK and ErbB programs.

Agreements with our stockholders, page 194

18.

We note your disclosure of your revenue sharing agreements with Deerfield and Dr. Matthew Shair. Please expand your disclosure to include the termination provisions, when the last-to-expire patent is scheduled to expire, the aggregate future milestone payments to be paid and the amounts of any upfront fees, as applicable. Please also include similar disclosure in the Business section.

RESPONSE: The Company respectfully advises the Staff that it has expanded the disclosure on pages 155, 156, 204 and 205 of the S-1 Registration Statement in response to the Staff’s comment.

General

19.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Sincerely,

/s/ Sarah Ashfaq
Sarah Ashfaq

cc:	James R. Porter, Nuvalent, Inc.

Alexandra Balcom, Nuvalent, Inc.

Richard Hoffman, Goodwin Procter LLP

Alicia M. Tschirhart, Goodwin Procter LLP

Arthur D. Robinson, Simpson Thacher & Bartlett LLP

Jean Park, Simpson Thacher & Bartlett LLP